Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS PRESIDENT BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 2 August 2022 in relation to, among others, the appointment of Mr. Zhao Peng as the President of the Company at the fifteenth meeting of the seventh session of the board of directors of the Company held on the same day.

The Company has recently received the approval of qualification of Mr. Zhao Peng issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Zhao Peng as the President of the Company has been approved by the CBIRC and his term of service commenced on 18 October 2022. For the biographical details of Mr. Zhao Peng, please refer to the announcement of the Company dated 2 August 2022.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 19 October 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie